Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated May 11, 2007
Relating to Preliminary Prospectus dated April 3, 2007
Registration No. 333-137861

          On April 3, 2007 Vaughan Foods, Inc. (“Vaughan”) filed Amendment No. 3 to the above Registration Statement. The prospectus dated April 3, 2007 filed as part of that Amendment was subsequently delivered to prospective investors. This free writing prospectus is intended to clarify and update disclosures contained in that prospectus.

          Vaughan’s right to redeem some or all of the Class B warrants as stated on the cover page of the Prospectus is revised to read “Commencing six months from the date of this offering, we may redeem some or all of the Class B warrants, at a price of $0.25 per warrant after they become separately tradeable by giving the holders not less than 30 days’ notice, which we may do after our gross revenues, as confirmed by an independent audit, for any period of 12 months preceding the date of the notice, are equal to or greater than $100 million.” This change makes the cover page disclosure consistent with the description of the Class B warrants on page 52.

          “Certain Relationships and Related Transactions” on page 49 of the Prospectus is revised to add the following third paragraph:

“Starting in 2004, Mark Vaughan borrowed a total of approximately $28,000 from us in the form of salary advances. He repaid these advances in full in April 2005. No interest was charged on these salary advances. These terms were less favorable to us than those generally available from unaffiliated third parties. At the time we made this loan, we lacked sufficient independent directors to ratify the transaction at the time it was initiated.”

          The description of underwriters’ compensation on page 58 of the Prospectus and the table summarizing that compensation on page 59 of the Prospectus are revised to eliminate the payment to the representative of the underwriters of a nonaccountable expense allowance on units purchased on the exercise of the overallotment option. This change gives effect to comments received from the NASD on underwriters’ compensation.

          The description of the Class A warrants on page 52 of the Prospectus is revised to eliminate the right of Vaughan, to extend the expiration date of those warrants if it fails to maintain an effective registration statement. This change gives effect to comments received from the NASD on underwriters’ compensation.

          Page 34 of the prospectus is revised to eliminate language indicating that sales from new customers accounted for 27% of Allison’s Gourmet Kitchens’ total net sales in 2005.

          To view a copy of our current Registration Statement click on the following link:

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&filenum=333-137861&owner=exclude&count=40

          The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by clicking on the link above. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-433-9045.

          Any disclaimers or other notices that may appear below or elsewhere within the email are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via an electronic mail system.

PAULSON INVESTMENT COMPANY, INC.
                    I-BANKERS SECURITIES INC.
                              CAPITAL GROWTH FINANCIAL, LLC
                                        CAPITAL WEST SECURITIES, INC.